UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

August 9, 2019
Date of Report (Date of earliest event reported)

Two River Bancorp
(Exact name of registrant as specified in its charter)

New Jersey (State or other jurisdiction of incorporation)	000-51889 (Commission File Number)	20-3700861 (IRS Employer Ident. No.)

766 Shrewsbury Avenue, Tinton Falls, New Jersey (Address of principal executive offices)		07724 (Zip Code)

(732) 389-8722 Registrant’s telephone number, including area code N/A (Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class Common Stock, no par value	Trading Symbol(s) TRCB	Name of each exchange on which registered The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter)

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

On August 9, 2019, Two River Bancorp (“Two River”) issued a press release announcing that Two River and OceanFirst Financial Corp. (“Ocean First”) have entered into a definitive agreement and plan of merger pursuant to which OceanFirst will acquire Two River (the “Transaction”).

A copy of the press release announcing the execution of the Merger Agreement is attached hereto as Exhibit 99.1

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, expectations or predictions of future financial or business performance, conditions relating to OceanFirst and Two River, or other effects of the proposed Transaction. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” or by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements are made only as of the date of this filing, and neither OceanFirst nor Two River undertakes any obligation to update any forward-looking statements contained in this presentation to reflect events or conditions after the date hereof. Actual results may differ materially from those described in any such forward-looking statements.

In addition to factors previously disclosed in the reports filed by OceanFirst and Two River with the SEC and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward looking statements or historical performance: the ability to obtain regulatory approvals and satisfy other closing conditions to the Transaction, including approval by shareholders of Two River; the timing of closing the Transaction; difficulties and delays in integrating the business or fully realizing cost savings and other benefits; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; the effects of tariffs and currency wars on economic conditions globally and in the United States; customer acceptance of products and services; customer borrowing, repayment, investment and deposit practices; competitive conditions; economic conditions, including downturns in the local, regional or national economies; the impact, extent and timing of technological changes; changes in accounting policies or practices; changes in laws and regulations; and other actions of the Federal Reserve Board and other legislative and regulatory actions and reforms.

Important Additional Information and Where to Find It

OceanFirst intends to file with the SEC a Registration Statement on Form S-4 relating to the proposed Transaction, which will include a prospectus for the offer of OceanFirst common stock as well as the proxy statement of Two River for the solicitation of proxies from its shareholders to vote at the meeting at which the Transaction will be considered. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF TWO RIVER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Two River, and certain of its directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from shareholders of Two River in connection with the proposed Transaction. Information concerning the interests of the persons who may be considered “participants” in the solicitation will be set forth in the proxy statement/prospectus relating to the Transaction. Information concerning OceanFirst’s directors and executive officers, including their ownership of OceanFirst common stock, is set forth in its proxy statement previously filed with the SEC on April 26, 2019. Information concerning Two River’s directors and executive officers, including their ownership of Two River common stock, is set forth in its annual report on Form 10-K previously filed with the SEC on March 22, 2019. Shareholders may obtain additional information regarding interests of such participants by reading the registration statement and the proxy statement/prospectus when they become available.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

99.1	Press Release dated August 9, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TWO RIVER BANCORP

Dated: August 9, 2019	By:	/s/ A. Richard Abrahamian
A. Richard Abrahamian
Executive Vice President and Chief Financial Officer

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